[LETTERHEAD OF CLIFFORD CHANCE US LLP]

June 3, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)
(File Nos. 033-23166 and 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the addition of Class L shares of certain portfolios (the “Portfolios”) of the Fund filed with the Securities and Exchange Commission on April 4, 2008.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to, or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 76 to the Fund’s registration statement on Form N-1A (the “Post-Effective Amendment”), which will be filed via EDGAR on or about June 3, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                           Please file a response letter to these comments via EDGAR, including the “Tandy” provisions.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provisions, separate from the Post-Effective Amendment.

COMMENTS TO THE PROSPECTUSES

Comment 2.                           Please confirm that adequate disclosure relating to the nature of, and turmoil in, the current market has been included, if applicable.

Response 2.  We believe that the current disclosure is adequate for these Portfolios.

Emerging Markets Debt Portfolio

Comment 3.                           Please confirm that the three prong definition of an issuer that is located in an emerging market country ties that issuer economically to the emerging market country where it is located.

Response 3.  We believe that an issuer is deemed to be located in an emerging market country because it would be tied economically to that country if (i) its principal securities trading market is in an emerging market country, (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from goods produced, sales made or services performed in emerging markets or (iii) it is organized under the laws of, or has a principal office in, an emerging market country.  These criteria are used by the Morgan Stanley compliance department to monitor the status of such issuers.  In addition, the current criteria for determining whether an issuer is located in an emerging market country are consistent with other similar funds in the industry.

Comment 4.                           Please confirm that the Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections, in accordance with Item 2(b) of Form N-1A, and consider adding disclosure to clarify accordingly.

Response 4.  The Portfolio’s principal investment strategies are set forth in the “Approach” and “Process” sections of the Prospectus, in accordance with Item 2(b) of Form N-1A.

Comment 5.                           Consider moving the fees and expenses footnotes to after the Example.

Response 5.  We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the “Fee Table,” we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 6.                           Please confirm whether members of the portfolio management team other than those specifically named collaborate to manage the assets of the Portfolio.

Response 6.  There are members of the Emerging Markets Debt team other than those listed that collaborate to manage the assets of the Portfolio; however, we do not name them because they are not primarily responsible for the day-to-day management of the Portfolio.

Disciplined Large Cap Value Active Extension Portfolio and Systematic Large Cap Core Active Extension Portfolio

Comment 7.                           Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 7.  We respectfully acknowledge the comment; however, because the Fund no longer plans to offer Class L shares of these Portfolios, this Prospectus will not be included in the 485(b) filing.

Comment 8.                           Please confirm that disclosing only 1 and 3 year period examples complies with Form N-1A.

Response 8.  We respectfully acknowledge the comment; however, because the Fund no longer plans to offer Class L shares of these Portfolios, this Prospectus will not be included in the 485(b) filing.

Comment 9.                           Please consider including additional disclosure regarding the Portfolios’ use of short sales.

Response 9.  We respectfully acknowledge the comment; however, because the Fund no longer plans to offer Class L shares of these Portfolios, this Prospectus will not be included in the 485(b) filing.

Comment 10.                    Please confirm that the use of the underlined word in the following sentence is appropriate:  “After giving effect to all advisory fee waivers and/or expense reimbursements…”

Response 10.  We respectfully acknowledge the comment; however, because the Fund no longer plans to offer Class L shares of these Portfolios, this Prospectus will not be included in the 485(b) filing.

Global Real Estate Portfolio

Comment 11.                    Please discuss what types of equity securities are referred to in the “Process” section.

Response 11.  There is no limitation on the types of equity securities in which the Portfolio may invest.

Comment 12.                    Please confirm that there are no other similar accounts to the Global Real Estate Portfolio to be included for comparison purposes as required by Form N-1A.

Response 12.  There are no other similar accounts to the Global Real Estate Portfolio to be included for comparison purposes as required by Form N-1A.

Comment 13.                    Please confirm that the reference to “net of fees” means “net of all fees” in the “Prior Performance of Composite of Similar Funds and Accounts” section.

Response 13.  We hereby confirm that the reference to “net of fees” means “net of all fees.”

International Growth Active Extension Portfolio

Comment 14.                    Please confirm that the risks of investing in emerging market countries are not magnified by applying the Portfolio’s 130/30 approach.

Response 14.  We respectfully acknowledge the comment; however, we believe that the current disclosure adequately discusses the risks of the Portfolio’s investments in emerging market countries.

Comment 15.                    Please confirm that the three prong definition of an issuer being from a specific country ties that issuer economically to such country.

Response 15.  We believe that an issuer is tied economically to that country if (i) its principal securities trading market is in that country; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in that country; or (iii) it is organized under the laws of, or has a principal office in that country.  These criteria are used by the Morgan Stanley compliance department to monitor the status of such issuers.  In addition, the current criteria for determining whether an issuer is from a specific country are consistent with other similar funds in the industry.

COMMENTS TO THE SAI

Comment 16.                    Please confirm that the Fund’s concentration policy set forth under the Fund’s Investment Limitation (8) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 16.  Although the Fund’s concentration policy set forth under Investment Limitation (8) refers to investments of “more than 25% …”, the Fund complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 17.                    Please confirm that the Fund’s Investment Limitation (9) does not apply to the Disciplined Large Cap Value Active Extension, Global Real Estate, International Growth Active Extension and Systematic Large Cap Core Active Extension Portfolios.

Response 17.  The Fund’s Investment Limitation (9) does not apply to the Global Real Estate and International Growth Active Extension Portfolios, as stated in Investment Limitation (9).  Because the Fund no longer plans to offer the Disciplined Large Cap Value Active Extension Portfolio and Systematic Large Cap Core Active Extension Portfolio, references to such Portfolios have been removed from the Post-Effective Amendment.

As you have requested and consistent with SEC Release 2004-89, on behalf of the Fund we hereby acknowledge that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Daniel Burton of Morgan Stanley at (212) 296-6980.  Thank you.

Sincerely,

/s/ Stuart M. Strauss

Stuart M. Strauss